SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. (Corporate Tax Registration) No. 06.164.253/0001-87
N.I.R.E. (Companies Registrar) No. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON MARCH 4, 2005

Date, Time and Place of Meeting: March 4, 2005, at 9:00 am, at the company’s headquarters located at Rua Tamoios, 246, térreo, Jardim Aeroporto, CEP 04630-000, in the city of São Paulo, State of São Paulo Attendance: the totality of the Company’s Board of Directors members attended the meeting and Committees members invited by the Company also attended the Meeting. Presiding Board: Mr. Constantino de Oliveira Jr., as chair of the meeting, invited me, Henrique Constantino, to be the Secretary of the meeting. Call: The call is exempted in view of the full attendance of the Company’s Board of Directors members. Agenda: To resolve on (i) the financial statements related to the year of 2004; (ii) Committees presentation; (iii) dividends distribution; (iv) transfers for payment of subscribed capital of GOL Finance LLP during the year of 2005; and (v) the election of members of the Board of Executive Officers. Resolutions taken by unanimous vote: After necessary clarifications: (i) financial statements referring to the year ended on 12.31.2004 were submitted, and the Board members decided to await the opinion of the Audit Committee for respective approval; (ii) members of the Company’s committees attending the meeting presented their respective recommendations: (a) Referring to the Audit Committee, this recommended to the Board the approval of financial statements related to the year ended on 12.31.2004, which were approved by this Board, by unanimous vote. Hence, the financial statements related to the year ended on 12.31.2004, duly approved and initialed by the Presiding Board, shall have a copy filed at the company’s headquarters and shall be released during legal form and term. (b) Referring to the Compensation Committee, resolutions of the meeting held on 1.19.2005 were submitted, involving wording adequacy to the text Company’s Stock Option Plan, which were fully approved and respective record remains filed at the company’s headquarters. (c) Referring to the Risk Policies Committee, the Board examined the deliberations taken in meeting held on 2.14.2005, the Minutes of which remains filed at the company’s headquarters. (iii) The Board approved the proposal for distribution of dividends in the amount of sixty million, six hundred, seventy-six thousand and ninety-eight Reais (R$60,676,098.00), representing thirty-two cents of Real (R$0.32) per share, and this proposal shall be taken to the Annual General Shareholders’ Meeting, which after approving it, shall declare the distribution of the referred dividends. If the proposal is approved by the Annual General Shareholders’ Meeting and dividends are then declared, the shares shall be traded ex-dividend as of 4.12.2005, and dividends shall be paid seven (7) business days after their declaration at the Meeting, i.e., 4.20.2005. In view of the resolutions mentioned in items “i” and “iii”above, the call for an Annual General Shareholders’ Meeting to be held on 4.11.2005, at 08 am, was approved by unanimous vote, under the terms of the Article 16, item “d”, of the Company’s Bylaws, to resolve on the above-mentioned issues; (iv) The Board ratified the transfers made by the Company as payment of subscribed capital of Gol Finance LLP during 2004, at the total amount of twenty-three million, five hundred, sixty-nine thousand and ninety-six US dollars (US$23,569,096.00), all the acts practiced in this regard being ratified during the referred year of 2004. Transfers by the Company in Gol Finance LLP were also approved as payment of subscribed capital, at the amount of up to sixty million US dollars (US$60,000,000.00) or the equivalent in local currency, during the year of 2005, and transfers may be made in a lump sum or in various installments and the Company’s Board of Executive Officers is authorized to take all the measures and sign all the documents necessary for this purpose; and (v) The re-election of the Board of Executive Officers members was approved, since members terms expire on 3.11.2005, for a new unified term of office of one (1) year from this date, i.e., up to 3.4.2006, Messrs: (a) CONSTANTINO DE OLIVEIRA JÚNIOR, a Brazilian citizen, married, businessman, with identity card RG 929,100 SEP/DF and individual taxpayer’s register CPF 417,942,901-25, resident and domiciled at Av. Dom Jaime Barros Câmara, 300, casa 1, in the city of São Bernardo do Campo, State of São Paulo, CEP 09895-40, for the position of Chief Executive Officer; (b) RICHARD FREEMAN LARK JUNIOR, an American citizen, under phase of naturalization, single, of lawful age, business administrator, with identity card RNE V-203,471 H-SE/DP-MAF, individual taxpayer’s register CPF 214,996,428-73, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua General Mena Barreto, 447, apt. 41, CEP 01433-010, for the position of Chief Financial Officer, cumulating the position of Investor Relations Officer; (c) WILSON MACIEL RAMOS, a Brazilian citizen, businessman, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Sansão Alves dos Santos, 373, apt. 213, Cidade Monções, CEP 04571-090, with identity card RG 545,823-SEP/DF and individual taxpayer’s register CPF 096,377,109-49, for the position of Vice-President Information Technology and Administration; (d) DAVID BARIONI NETO, a Brazilian citizen, businessman, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Sabiá, 680, apt. 101, identity card RG 3,818,902 SSP/SP and individual taxpayer’s register CPF 012,237,358-85, for the position of Vice-President Technical; and (e) TARCÍSIO GERALDO GARGIONI; a Brazilian citizen, businessman, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Nelson Gama de Oliveira, 57, apt. 602, identity card RG 17,302-9 SSP/SC and individual taxpayer’s register CPF 133,272,919-34, for the position of Vice-President Marketing and Services. Chairman clarified that the Executive Officers elected herein accepted their re-election, declaring they are aware of the provisions in the Article 147 of the Law 6,404, as of December 15, 1976, and further amendments, and consequently, they are not involved in any of the crimes provided for by the law preventing them from conducting business activities, and they shall remain vested in their positions. Adjournment of the Meeting and Drawing up of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did, the meeting was adjourned for the time necessary to draw up these present Minutes. After reopening this Meeting, Minutes were read and checked by those attending the meeting, who signed the document.

I certify this present instrument is a free English translation of the Minutes drawn up in the company’s records.

São Paulo, March 4, 2005

Constantino de Oliveira Júnior	Henrique Constantino
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.